Exhibit 99.(h)(vii)(a)

AIG SUNAMERICA ASSET MANAGEMENT CORP.

Harborside Financial Center, 3200 Plaza 5

Jersey City, NJ 07311-4992

October 28, 2008

AIG Series Trust

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311-4992

Re:	Waiver of Portion of Investment Advisory and Management Fee in Connection with Investment in SunAmerica Alternative Strategies Cayman Fund Ltd.

Dear Sir or Madam:

Reference is made to the Investment Advisory and Management Agreement by and between AIG Series Trust, a Delaware statutory trust (the “Trust”), and AIG SunAmerica Asset Management Corp., a Delaware corporation (“AIG SunAmerica”), dated September 1, 2008 (as amended, restated or otherwise modified from time to time, the “Investment Advisory and Management Agreement”).

Pursuant to the Investment Advisory and Management Agreement, the Trust pays, for and on behalf of the SunAmerica Alternative Strategies Fund, a series thereof (the “Fund”), a monthly investment advisory and management fee to AIG SunAmerica as soon as practicable after the end of each month, based upon the average daily net asset value of the Fund during the preceding month, at the annual rate specified in such agreement (the “Fund Management Fee”), as further described therein.

The Fund intends to invest in SunAmerica Alternative Strategies Cayman Fund Ltd., a Cayman Islands exempted company (the “Subsidiary”) in respect of which AIG SunAmerica (i) provides investment advisory and other services and (ii) receives a management fee (the “Subsidiary Management Fee”) pursuant to an investment advisory and management agreement by and between the Subsidiary and AIG SunAmerica dated October 28, 2008 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Management Fee paid by the Subsidiary in which the Fund invests, and for as long as the Subsidiary Agreement remains in effect, AIG SunAmerica agrees to waive irrevocably all or any portion of the Fund Management Fee that would otherwise be paid by the Trust for and on behalf of the Fund to AIG SunAmerica in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to AIG SunAmerica under the Subsidiary Agreement during such period.

This letter and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of Delaware without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

[Signature Page Follows]

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter to the address first written above.

Very truly yours,

AIG SUNAMERICA ASSET MANAGEMENT CORP.

By:
Name:
Title:

ACKNOWLEDGED AND AGREED

AIG SERIES TRUST,
for and on behalf of
SUNAMERICA ALTERNATIVE STRATEGIES FUND,
a series thereof

By:
Name:
Title:

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